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18001056

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SEC Mail Processing Section

FEB 13 2018

Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Atlantic Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9130 S. Dadeland Blvd #1628
(No. and Street)

Miami	Florida	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT & Co.
(Name – *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd #600	Miami	Florida	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, Alan Pareira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Atlantic Securities Corp., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

IDOLIDIA C. FELIZ
Notary Public - State of Florida
Commission # FF 237119
My Comm. Expires Jun 3, 2019
Bonded through National Notary Assn.

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Review Report of Independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Florida Atlantic Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Florida Atlantic Securities Corp's management. Our responsibility is to express an opinion on Florida Atlantic Securities Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Florida Atlantic Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Florida Atlantic Securities Corp.'s financial statements. The supplemental information is the responsibility of Florida Atlantic Securities Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Florida Atlantic Securities Corp.'s auditor since 1997.

Miami, Florida

January 29, 2018

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS	
Cash in bank	$ 127,099
Due from clearing broker	2,351,769
Accounts receivable	366,296
2% notes receivable from stockholders, including accrued interest of $1,835	122,519
Trading securities owned, all marketable at quoted market, original cost $2,039,414	2,034,422
Prepaid expenses and other	15,925
Furniture and fixtures, net of accumulated depreciation of $22,406	1,733
TOTAL ASSETS	$ 5,019,763
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable:	
Due to correspondent broker for cost of trading securities owned	$ 1,789,793
Due to non-customers	86,253
TOTAL ACCOUNTS PAYABLE	1,876,046
Accrued salaries and commissions	341,129
TOTAL LIABILITIES	2,217,175
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; voting shares, Class A; authorized 2,000,000 shares; issued 351,126 shares	3,511
Common stock, $.01 par value; non-voting shares, Class B; authorized 1,000,000 shares; no shares outstanding	-
Additional paid-in capital	657,027
Retained earnings	2,142,050
TOTAL STOCKHOLDERS' EQUITY	2,802,588
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,019,763

The accompanying notes are an integral part of these financial statements.

Florida Atlantic Securities Corp.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 1,624,579
Administrative and advisory fees	1,251,730
Firm trading profit	2,245
Interest and other	48,623
TOTAL REVENUES	2,927,177
OPERATING EXPENSES:	
Salaries, commissions and related costs	1,221,633
Clearance, quotation and communication costs	138,493
Occupancy expense	91,554
Other operating expenses	108,589
TOTAL OPERATING EXPENSES	1,560,269
NET INCOME	$ 1,366,908

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings
Balance - January 1, 2017	331,250	$ 3,313	-	$ -	$ 519,286	$ 1,775,142
Issuance of common stock	19,876	198	-	-	137,741	-
Distribution to stockholders'	-	-	-	-	-	(1,000,000)
Net income for period	-	-	-	-	-	1,366,908
Balance - December 31, 2017	351,126	$ 3,511	-	$ -	$ 657,027	$ 2,142,050

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,366,908
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	867
Changes in assets and liabilities:	
Increase in due from clearing broker	(811,187)
Decrease in accounts receivable	13,322
Increase in trading securities owned	(828,455)
Increase in prepaid expenses and other	(3,080)
Increase in accounts payable	883,890
Increase in accrued salaries and commissions	84,429
NET CASH PROVIDED BY OPERATING ACTIVITIES	706,694
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to stockholders'	(1,000,000)
Issuance of common stock	137,939
Increase in notes receivable from stockholders, including accrued interest	(63,282)
NET CASH USED IN FINANCING ACTIVITIES	(925,343)
DECREASE IN CASH	(218,649)
CASH - BEGINNING	345,748
CASH - ENDING	$ 127,099

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is primarily located in Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2017.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2017, the company had no deposits in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2017 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2017.

Income Taxes

The Company, with the consent of their respective stockholders, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholders are responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore the current year and the three preceding years remain subject to examination as of December 31, 2017.

NOTE 3. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2017, the Company's net capital was $2,287,708, which was $2,187,708 in excess of its required net capital of $100,000. At December 31, 2017, the Company's net capital ratio was .187 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, due from clearing broker, accounts receivable, trading securities owned, prepaid expenses and other, due to correspondent broker for cost of trading securities owned, due to non-customers and accrued salaries and commissions, approximate fair value due to the short-term nature of these accounts.

In accordance with generally accepted accounting principle (GAAP), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 4. FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Municipal bonds, United States securities, certificates of deposit and corporate debt securities owned at December 31, 2017, as shown in the accompanying financial statements are valued at market prices. Valuation adjustments are not applied. Accordingly, these securities are categorized in level 1 of the fair value hierarchy.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2017 are as follows:

Fees receivable from customers	$ 355,249
Interest receivable	11,047
	$ 366,296

Fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 6. FURNITURE AND FIXTURES, NET

	Estimated Useful Lives (Years)	
Furniture and fixtures	5	$ 24,139
Less: accumulated depreciation		22,406
Furniture and fixtures, net		$ 1,733

Depreciation expense amounted to $867 for the year ended December 31, 2017.

NOTE 7. FULLY DISCLOSED CLEARING AGREEMENTS

In July 2015, the Company entered into a fully-disclosed clearing agreement with National Financial Services, LLC. This agreement requires that the Company maintain a specific deposit account of $250,000. This deposit is included within the caption "Trading Securities Owned" in the accompanying statement of financial condition. The off- balance- sheet risks to the Company under this agreement are more fully discussed in Note 2.

NOTE 8. COMMITMENTS

The Company entered into a lease in September 2012 for its office space in Miami, Florida. Approximate future minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

2018	$ 36,000

Rent expense for the year ended December 31, 2017 amounted to $91,544, including operating expenses.

NOTE 9. CONCENTRATIONS

During the year ended December 31, 2017, the Company had investment advisory fees from one customer which totaled approximately $790,000.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 29, 2018, the date the financial statements were available to be issued.

FLORIDA ATLANTIC SECURITIES CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I)

AS OF DECEMBER 31, 2017

NET CAPITAL:		
Total stockholders' equity	$	2,802,588
Add: Liabilities subordinated to claims of general creditors		-
Total Capital and Allowable Subordinated Loans	$	2,802,588
Less: Non-Allowable Assets and Other Deductions:		
Non-Allowable portion of Accounts Receivable	$	355,249
2% Notes receivable from stockholders, including accrued interest of $1,835		122,519
Prepaid expenses and other		15,925
Furniture and fixtures, net		1,733
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS	$	495,426
Net Capital Before Haircuts on Security Positions	$	2,307,162
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted Securities	$	9,056
Debt Securities		7,093
Other Securities		3,305
Total Haircuts on Security Positions	$	19,454
Net Capital	$	2,287,708

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report

See independent registered public accounting firm's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I) (Continued)

AS OF DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:	
Accounts payable - due to non-customers	$ 86,253
Accrued salaries and commissions	341,129
TOTAL AGGREGATE INDEBTEDNESS	$ 427,382

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 28,492
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 2,187,708
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 2,167,708
Percentage of aggregate indebtedness to net capital	18.68%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-applicable

See independent registered public accounting firm's report regarding supplementary information.

Florida Atlantic Securities Corp.

STATEMENT ON EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE II)

AS OF DECEMBER 31, 2017

The company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2017.

See independent registered public accounting firm's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE III)

AS OF DECEMBER 31, 2017

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC, a wholly owned subsidiary of Fidelity Brokerage Co.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2017.

See independent registered public accounting firm's report regarding supplementary information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of Florida Atlantic Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and the related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Florida Atlantic Securities Corp. and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Florida Atlantic Securities Corp. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Florida Atlantic Securities Corp's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Florida Atlantic Securities Corp's management is responsible for Florida Atlantic Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (continued)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

January 29, 2018

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****2016********************MIXED AADC 220
50205 FINRA DEC
FLORIDA ATLANTIC SECURITIES CORP
TWO DATRAN CENTER
9130 S DADELAND BLVD STE 1628
MIAMI, FL 33156-7851

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANDY FERNANDEZ 305-670-9250

2. A. General Assessment (item 2e from page 2) $ 4193

B. Less payment made with SIPC-6 filed (exclude interest) (2189)

7/19/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2004

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2004

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2004

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Florida Atlantic Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of JANUARY, 20 18.

Principal / TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,927,176
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	56,896
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	73,553
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,071
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_______	
Enter the greater of line (i) or (ii)	
Total deductions	131,520
2d. SIPC Net Operating Revenues	$2,795,656
2e. General Assessment @ .0015	$ 4,193
	(to page 1, line 2.A.)

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Florida Atlantic Securities Corp. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Florida Atlantic Securities Corp. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Florida Atlantic Securities Corp. stated that Florida Atlantic Securities Corp. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Florida Atlantic Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

January 29, 2018

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

FLORIDA ATLANTIC SECURITIES CORP.

Exemption Report Pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2017

Florida Atlantic Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the company's knowledge and belief, the Company states the following:

Florida Atlantic Securities Corp operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2017, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Alan Pareira, Chief Executive Officer

Jose Fernandez, Chief Financial Officer

Florida Atlantic Securities Corp.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2017